CONSENT OF PETERS GEOSCIENCES

The undersigned hereby consents to:

(i)	the filing of the written disclosure (the “Technical Disclosure”) regarding:

(a)	the technical report entitled “The Daneros Mine Project, San Juan County, Utah, U.S.A.” dated July 18, 2012;
(b)

the technical report entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML- 49312), Mesa County, Colorado and Grand County, Utah”, dated March 15, 2011;

(c)	the technical report entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Project, San Juan County, Utah” dated March 15, 2011;
(d)	the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Willhunt Property, San Miguel County, Colorado” dated November 30, 2008;
(e)	the technical report entitled “Updated Technical Report on Sage Plain Project (Including the Calliham Mine), San Juan County, Utah USA” dated March 18, 2015; and
(f)	the technical report entitled “Technical Report on Energy Fuels Inc.’s La Sal District Project,” dated March 25, 2014,

contained in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being incorporated by reference into the Company’s Management Information Circular (the “MIC”) which is being included as an exhibit to the Company’s Form 6-K (the “6-K”);

(ii)

incorporation by reference of the Technical Disclosure, the MIC and the 6-K into the Company’s Registration Statement on Form F-10, and any amendments thereto (File No. 333-194916)(the “F-10”), filed with the United States Securities and Exchange Commission; and

(iii)	the use of our name in the AIF, the 6-K, the MIC, and the F-10.

PETERS GEOSCIENCES

Name: Douglas C. Peters
Title Owner

Date: May 26, 2015